SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO SHAREHOLDERS

Ambev S.A. (the “Company”) hereby informs the shareholders and the market in general, in accordance with the guidelines established in the Circular Letter CVM/SEP/ Nº01/2017, that it received from the minority shareholder Gaspart Participações S.A. the appointment of Mr. Aloisio Macário Ferreira de Souza, Brazilian citizen, married, bachelor of Science in Accounting, retired, bearer of the identity card RG No. 04.565.759-0, enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance under No. 540.678.557-53, as a candidate for the position in the Board of Directors provided for in Article 141, § 4th, I of Law No. 6,404/76.  The information and curriculum vitae of Mr. Aloisio Macário Ferreira de Souza sent by the mentioned shareholder are included in Annex I to this notice.

According to the call notice published on the date hereof, the ordinary and extraordinary general meetings that will deliberate on the election of the Board of Directors will be held, on first call, on April 28, 2017, at 2:00 p.m., at the Company’s headquarters.  Further information can be obtained with the Investor Relations Department, by telephone (11) 2122-1414 or email at ri@ambev.com.br.

São Paulo, March 29, 2017.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial Officer and Investor Relations Officer

ATTACHMENT

I - BOARD OF DIRECTORS

1. HOLDER ON ELECTION SEPARATELY BY ACTIONS COMMON SHARES - ITEM I § 4º ARTICLE 141 LSA: **ALOISIO MACARIO FERREIRA DE SOUZA,**

Summaty of Qualifications	Specialist in Corporate Governance; Financial and Capital Market; Companies Turn Around; Private Pension Plans. Certified by IBGC – Brazilian Institute of Corporate Governance for Board of Directors; Audit Committee and Supervisory Board, with a history of acting in several public companies.
Academic Background	Postgraduations - 2004-2005 - MBA in Private Pension Plans – Ideas / Coppe/UFRJ - 2002-2003 - MBA in Advanced Modeling of Pricing and Valuation of Companies – CEFET-RJ - 1992 - MBA in Commercial and Investment Banking – Citibank University (EUA) Graduation - 1980-1984 Accouting – UnB
Languages	Portuguese – fluent English - fluent Spanish – fluent
Professional Background	›ct/2014 – sep/2015 – USIMINAS – Usinas Siderúrgicas de Minas Gerais S/A

Vice-President of Human Resources and Organizational Development

- Responsible for Administrative and IT Areas
- Leader of a 260 people team directly and a total of 12.000 emplyees jun/1999 – aug/2011 - PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil

Executive Manager at Corporate Governance and Minority Shareholdings

- Leader of a team of 12 people

6

- Manager of a US$ 20 billion portfolio of 28 brazilian public companies
- Responsible for the selection, indication and control of more than 100 elected board of directors, audit committee and supervisory council members of invested companies.
- Negociation of shareholders agreements
- Participation in Corporate restructuring and turn around processes sep/1995 – mai/1999 – BB-DTVM S.A.

Manager at the Assets Analysis and Valuation Division

- Manager of a team of 26 people
- Advisory to fund managers responsible for investments of more than US$ 50 billions
- Macroeconomic and Sectorial Analysis to advise Banco do Brasil Group operations in the Brazilian Capital Market
- Companies Valuation

Main Mandates in Boards and Committees

Since apr/2016 – ELETROBRAS – Centrais Elétricas Brasileiras S. A

- **Audit Committee and Supervisory Board Member**

Since apr/2016 – CEMIG and its subsidiaries: CEMIG D and CEMIG GT

- **Board of Directors Member – substitue**
- **Human Resources Committee Member**

Since mar/2011 – GUARANI S. A.

- **Supervisory Board Member**

apr/2012 – apr/2016 - IBGC – Brazilian Institute of Corporate Governance – Rio de Janeiro Unit

- Coordinator

apr/2010 – apr/2014 - Usiminas S. A.

- Board Of Directors Member
- Human Resources Committee Member
- Audit Committee Member

sep/2011 – apr/2013 – Cultura Inglesa S. A.

7

- Supervisory Board Member

apr/2006 – apr/2010 - AMBEV – Cia. De Bebidas das Américas

- Audit Committee and Supervisory Board Member

mai/2004 – apr/2006 – Rio Grande Energia – RGE

- Board of Directors Member
- Human Resources Committee Member

apr/2003 – apr/2006 – CPFL Energia e its subsidiaries: CPFL Geração, CPFL Paulista e CPFL Piratininga

- Board of Directors Member
- Human Resources Committee Member
- Corporate Governance Committee Member

apr/2002 – apr/2003 – Brasil Telecom Participações S.A.

- Board of Directors Member – substitute, with Constant acting mai/2001 - apr/2003 – INEPAR Ind. e Construções S. A.

- Board of Directors Member

apr/2000 – apr/2001 – CELPE - Cia. Energética de Pernambuco

- Board of Directors Member - substitute

apr/2000 – apr/2001 – COSERN - Cia. Energética do Rio Grande do Norte

- Board of Directors Member - substitute

8

AMBEV S/A

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho Administração

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Aloísio Macário de Ferreira de Souza	10/04/1960	56 anos	Aposentado
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
540.678.557-53	Conselho Administração	28/04/2017	

Prazo do Mandato	Outros Cargos e Funções Exercidas na Companhia	Indicação se foi Eleito pelo Controlador
AGO 2017	Não se aplica	Não

Indicação se é Membro Independente	Número de Mandatos Consecutivos
Sim	-

Experiência Profissional
Aloisio Macário Ferreira de Souza é Bacharel em Ciências Contábeis. Possui MBA em Gestão de Bancos Comerciais e de Investimentos pela Universidade Corporativa do CITIBANK – EUA; MBA em Avaliação de Empresas – FUNCEFET; e MBA em Previdência Complementar – Coppe/UFRJ. Conselheiro Fiscal e de Administração Certificado pelo IBGC – Instituto Brasileiro de Governança Corporativa. Foi Vice-Presidente de Recursos Humanos e Tecnologia da Informação da USIMINAS; Coordenador do Capítulo Rio do IBGC; Gerente de Governança Corporativa e Participações Minoritárias da PREVI; Gerente de Divisão de Análise da BB-DTVM e Assessor na Área Internacional do BANCO DO BRASIL. Atualmente é Conselheiro de Administração Suplente da CEMIG e Conselheiro Fiscal na ELETROBRAS e na GUARANI. Foi Conselheiro de Administração da USIMINAS, da RGE, da CPFL Energia, da Brasil Telecom Participações, dentre outras. Também foi Conselheiro Fiscal da CELESC, da Cultura Inglesa, da AMBEV, dentre outras.

Declaração de Eventuais Condenações
Aloisio Macário Ferreira de Souza, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Aloisio Macário Ferreira de Souza	-

12.7 Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não participa de nenhum comitê.

12.8 Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não participa de nenhum comitê.

12.9. Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados entre si.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros de administração de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros de administração de sociedades controladoras, diretas ou indiretas, da Companhia.

12.10. Informação sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores da Companhia

a. sociedade controlada, direta ou indiretamente, pela Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro de Administração indicado (que não os referentes ao exercício das atribuições de seus respectivos cargos na Companhia), a Companhia e os controladores da Companhia.

b. controlador direto ou indireto da Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro de Administração indicado (que não os referentes ao

DECLARAÇÃO

Eu, **Aloisio Macário Ferreira de Souza**, brasileiro, casado, Bacharel em Ciências Contábeis, aposentado, portador da cédula de identidade n° 04565759-0 – expedida pelo DETRAN/RJ, inscrito no CPF/MF sob n° 540.678.557-53, com endereço na Rua Homem de Melo, 315 / 101 , Tijuca, Rio de Janeiro/RJ, CEP 20510-180, na forma do art. 2º da Instrução CVM 367/02, declaro sob as penas da lei que, se vier a ser eleito para o cargo no Conselho de Administração da **AMBEV S/A,** estarei apto a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedido por lei especial, ou condenado por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1º do artigo 147 da Lei nº. 6.404/76; (ii) não estou condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2º do artigo 147 da Lei nº. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada estabelecido pelo parágrafo 3º do artigo 147 da Lei n.º 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3º do art. 147 da Lei nº 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 10 da ICVM 481/09 (com redação dada pela ICVM nº 561/15) e nos termos dos itens 12.9 e 12.10 do formulário de Referência constante do Anexo 24 da ICMV 552/14, não possuir qualquer relação conjugal, união estável ou parentesco até o 2º grau com administradores da **AMBEV S/A**, suas controladas e seus controladores, bem como, não possuir relação de subordinação, ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **AMBEV S/A**.

São Paulo (SP), 28 de abril de 2017.

Aloisio Macário Ferreira de Souza
CPF 540.678.557-53

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer